Sent via E-mail

April 14, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on Form S-4 (Registration No. 333-268349)

To whom it may concern:

Reference is made to the above-referenced registration statement (the "Registration Statement") of TLG Acquisition One Corp. ("TLGA") under the Securities Act of 1933, as amended (the "Securities Act") with respect to a proposed business combination involving TLGA and Electriq Power, Inc. ("Electriq") (the "Transaction"). The Registration Statement has not yet been declared effective as of the date of this letter.

This letter is to advise you that, effective as of April 10, 2023, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction.

Therefore, we hereby advise you, TLGA and Electriq, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

Sincerely,

Truist Securities, Inc.

By: *Mitesh Hassamal*
_____
Name: Mitesh Hassamal
Title: Managing Director

cc: Patrick Fullem
       Jay Ingram